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SEC FILE NUMBER
8- 32983

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PALICO LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 PARK AVENUE, SUITE 1700
(No. and Street)

NEW YORK (City) N.Y. (State) 10166 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

KENNETH BOYAR 9176960316
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CURCIO & COHEN P.C.
(Name – *if individual, state last, first, middle name*)

7 PENN PLAZA, SUITE 1500 (Address), NEW YORK (City), N.Y. (State) 10001 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Kenneth Boyar, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Palico LLC, as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, ~~except as follows~~:

Kenneth Boyar
Signature

Chief Compliance Officer, FINOP
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JURAT WITH AFFIANT STATEMENT

State of New Jersey } ss.
County of Hudson

☑ See Attached Document (Notary to cross out lines 1–7 below)
☐ See Statement Below (Lines 1–7 to be completed only by document signer[s], *not* Notary)

1 ______
2 ______
3 ______
4 ______
5 ______
6 ______
7 ______

Signature of Document Signer No. 1 *Signature of Document Signer No. 2 (if any)*

Subscribed and sworn to (or affirmed) before me

this 26th day of February, 2016, by
Date *Month* *Year*

Kenneth Boyce
Name of Signer No. 1

Name of Signer No. 2 (if any)

Signature of Notary Public


JESSICA M D'OLEO
Notary Public
State of New Jersey
My Commission Expires Jul 17, 2019

Place Notary Seal/Stamp Above

Any Other Required Information (Residence, Expiration Date, etc.)

OPTIONAL

This section is required for notarizations performed in Arizona but is optional in other states. Completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document

Title or Type of Document: Annual Audited Report form X-17A-5 Part III

Document Date: ______ Number of Pages: 2

Signer(s) Other Than Named Above: — no other signers —

PALICO LLC

(A LIMITED LIABILITY COMPANY)

TABLE OF CONTENTS

CURCIO
+COHEN

CERTIFIED PUBLIC ACCOUNTANTS PC 7 PENN PLAZA, SUITE 1500, NEW YORK NY 10001
TEL:212 557-9800 • FAX: 212 557-9819 • website: www.cwccpafirm.com

To the Member
Palico LLC
New York, NY

Report of Independent Registered Public Accounting Firm

We have audited the accompanying statement of financial condition of Palico LLC (a New York limited liability company), as of December 31, 2015, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of Palico LLC's management. Our responsibility is to express an opinion on these financial statements based on out audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Palico LLC as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The computation of net capital under rule 15c3-1, computation for determination of reserve requirement under rule 15c3-3 (exemption) and information relating to possession or control requirements under rule 15c3-3 (exemption) has been subjected to audit procedures performed in conjunction with the audit of Palico LLC's financial statements. The supplemental information is the responsibility of Palico LLC's management. Our audit procedures including determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the computation of net capital under rule 15c3-3, computation for determination of reserve requirement under rule 15c3-3 (exemption) and information relating to possession or control

requirements under rule 15c3-3 (exemption) is fairly stated, in all material respects, in relation to the financial statements as a whole.

Curcio and Cohen CPA'S PC

Curcio & Cohen, CPA'S, P.C.
New York, New York
February 26, 2014

PALICO LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2015

ASSETS

Current Assets:	
Cash	$ 69,791
Accounts Receivable	24,000
Prepaid Expenses	199
Total Current Assets	93,990
Other Assets:	
Security Deposits	79
Total Assets	$ 94,069

LIABILITIES AND MEMBER'S EQUITY

Current Liabilities:	
Accounts Payable	$ 1,860
Accrued Expenses	40,399
Deferred Revenue	41,592
Total Current Liabilities	83,851
Member's Equity:	
Member's Equity	10,218
Total Member's Equity	10,218
Total Liabilities and Member's Equity	$ 94,069

The accompanying notes are an integral part of the financial statements.

PALICO LLC

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2015

Revenue:	
Subscription Fee Income	$ 187,234
Operating Expenses:	
Management Fee	132,000
Professional Fees	90,907
Regulatory and Consulting Expense	21,358
Bank Service Charges	6,227
Platform Processing Fees	2,480
Rent	964
Computer and Internet	850
Insurance	650
Dues and Subscriptions	609
Office Expense and Other	189
Total Operating Expenses	256,234
Loss Before Provision for Income Taxes	(69,000)
Provision for Income Taxes	140
Net Loss	$ (69,140)

The accompanying notes are an integral part of the financial statements.

PALICO LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2015

	Member's Equity
Balance at January 1, 2015	$ 79,358
Net Loss	(69,140)
Balance at December 31, 2015	$ 10,218

The accompanying notes are an integral part of the financial statements.

PALICO LLC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2015

Cash Flows From Operating Activities:	
Net Loss	$ (69,140)
Adjustments To Reconcile Net Income To Net Cash Provided By (Used For) Operating Activities:	
(Increase) or Decrease in Current Assets:	
Accounts Receivable	(21,760)
Prepaid Expenses	1,889
Security Deposits	1,350
Increase or (Decrease) in Current Liabilities:	
Accounts Payable	(550)
Accrued Expenses	23,287
Deferred Revenue	(3,890)
Net Cash Provided By (Used For) Operating Activities	(68,814)
Cash Flows From Investing Activities:	
None	-
Net Cash Provided By (Used For) Investing Activities	-
Cash Flows From Financing Activities:	
None	-
Net Cash Provided By (Used For) Financing Activities	-
Net Increase (Decrease) in Cash	(68,814)
Cash at Beginning of Year	138,605
Cash at End of Year	$ 69,791
Supplemental Disclosures of Cash Flow Information:	
Cash paid during the year for:	
Taxes	$ 140
Interest	$ -

The accompanying notes are an integral part of the financial statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A) Nature of Business

Palico LLC ("The Company") was established in January 2001, operates a platform that provides to its clients a listing of private placement offerings (the "Platform"). The platform is utilized by Investors to initiate contact with a Sponsor who can then provide the Investor with additional information regarding the Sponsor as well as information about specific investment opportunities. The Platform does not function as a placement agent or finder. The Company's revenues are generated solely from subscription fees charged for becoming a user of the Platform. The Company is also registered with the Financial Industry Regulatory Authority ("FINRA").

B) Basis of Accounting

The Company's financial statements are prepared using accrual basis of accounting in accordance with accounting principles general accepted in the United States of America.

C) Revenue Recognition / Deferred Revenue

The Company receives subscription fees from its clients. Fees received for the current year's membership are recognized as revenue in the current year. The revenue arising from fees received in advance of subscription services rendered are deferred until earned.

D) Regulatory Requirements

The Company is registered as a broker-dealer and, accordingly, is subject to the net capital rules of the SEC, the PCAOB and the Financial Industry Regulatory Authority ("FINRA"). Under these rules, the Company is required to maintain minimum Net Capital, as defined under SEC Rule 15c3-1.

E) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - (continued)

F) Accounts Receivable

The Company carries its accounts receivable at cost less an allowance for doubtful accounts. On a periodic basis, the Company evaluated its accounts receivable and establishes an allowance for doubtful accounts, when deemed necessary. The allowance is based upon the Company's history of past write-offs, collections, and current credit conditions. Balances that are still outstanding after management has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to accounts receivable.

Based upon historical collection statistics, management expects to collect one hundred percent (100%) of the outstanding accounts receivable. As such, a provision for bad debts was deemed unnecessary.

G) Income Taxes

The Company was formed as a single member LLC, however has elected to be treated as a corporation for federal and state income tax purposes.

The Company is in accordance with FASB ASC 740-10-50-8. The provision for income taxes represents the amount of federal, state, and local income taxes which are currently reportable to the respective tax authorities and is measured by applying statutory rates to the Company's taxable income as reported in its tax returns.

The Company is in accordance with FASB ASC Topic 740-10, Accounting for Uncertainty in Income Taxes, which prescribes a recognition threshold and measurement attribute for financial statement recognition and measurement of tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. For the period ended December 31, 2015, the Company has no material uncertain tax positions to be accounted for in the financial statements under the new rules. The company recognizes interest and penalties, if any, related to unrecognized tax benefits in interest expense.

Deferred tax assets and liabilities are recognized based upon the difference between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. They are measured using enacted rates in the years in which those temporary differences are expected to reverse.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - (continued)

G) Income Taxes – (continued)

The Company has deductions available for tax return reporting purposes, net operating losses that total $1,274,714 as of December 31, 2015. The deferred tax asset expires over the next 20 years based upon the Company's future taxable income. Due to the uncertainties relating to the realization of the deferred tax asset (based on generating sufficient taxable income prior to the expiration of loss carry forwards and other temporary differences), management believes that the deferred tax asset may not be realized. Thus, the deferred tax asset has been offset by an equivalent valuation allowance at December 31, 2015.

The Company is subject to routine audits by taxing jurisdiction; however there are currently no audits for any tax periods in progress. Management believes it is no longer subject to income tax examinations for the years prior 2012.

G) Management Review

The Company has performed an evaluation of subsequent events through February 26, 2016, which is the date the financial statements were available to be issued, noting no events which affect the financial statements as of December 31, 2015.

NOTE 2 - RELATED PARTY TRANSACTIONS

A) Subscription Revenue

The Company earns subscription revenue from two entities related through common management. For the year ended December, 31 2015, total subscription revenue from related parties total $6,945.

B) Management Fees

The Company entered into an internet technology management agreement, whereby the Company reimburses the related party for certain costs incurred. These costs include management, supervision and production of the information technology environment. The amount paid to the related party pursuant to the management agreement for the year ended December 31, 2015 totaled $132,000.

NOTE 2 – RELATED PARTY TRANSACTIONS

C) Platform Processing Fees

The Company receives is charged for Platform processing fees from its related party. Total fees for the year ending December 31, 2015 amount to $2,479. Included in accrued expenses at December 31, 2014 were amounts due to the related company totaling $1,872.

NOTE 3 – LEASE COMMITMENTS

The Company leases shared office space in New York City. The lease commenced on November 1, 2014 and is on a month-to-month basis.

Rent Expense for the year ended December 31, 2015 totaled $964.

NOTE 4 – PROVISION FOR INCOME TAXES

The Provision for Income Taxes consists of the following:

Current:		
Federal Corporation Tax	$	-
New York State Franchise Tax		50
New Yor City Corporation Income Tax		-
Total	$	50
Deferred:		
Federal Corporation Tax	$	(382,414)
New York State Franchise Tax		(101,977)
New Yor City Corporation Income Tax		(101,977)
	$	(586,368)

NOTE 5 - CONCENTRATIONS OF CREDIT RISK

All of the Company's cash is maintained in a single bank. The Company has exposure to credit risk to the extent its cash exceeds the amounts covered by federal deposit insurance. For the year ended December 31, 2015 the amounts covered by federal deposit insurance is $250,000. As of December 31, 2015, there were no uninsured amounts.

PALICO LLC

SUPPLEMENTARY SCHEDULES

DECEMBER 31, 2015

PALICO LLC

COMPUTATION OF NET CAPITAL UNDER TO SEC RULE 15c3-1

DECEMBER 31, 2015

Net capital		
Total member's equity	$	10,218
Deduct: member's equity not allowable for net capital		-
Total member's equity qualifies for net capital		10,218
Add: subordinated borrowings allowable in computation of net capital		-
Total capital and allowable subordinated liabilities		10,218
Deductions and/or changes:		
Non-allowable assets:		
Security deposit	$	79
Prepaid expenses		199
Accounts receivable		24,000
Total deductions and/or changes:		24,278
Other additions and/or allowable credits:		
Deferred revenue		41,592
Net capital before haircuts on securities positions		27,532
Haircuts on securities		-
Net capital	$	27,532
Aggregate indebtedness		
Items included in statement of financial condition:		
Account payable, accrued liabilities, accrued expenses and other items included in statement of financial condition	$	42,259
Total aggregate indebtedness	$	42,259
Minimum net capital required	$	5,000
Excess net capital	$	22,532
Excess net capital of the greater of 10 percent of total aggregate indebtness Or 120 percent of minimum net capital required	$	21,532
Ratio of aggregate indebtedness to net capital		1.53 to 1
Reconciliation with Company's computation of (included in Part II of Form X-17A-5 as of December 31, 2015):		
Net capital, as reported in Company's Part II (un-audited) FOCUS report	$	27,532
Net audit adjustments resulting in increased capital.		

See report of independent registered public accounting firm.

PALICO LLC

COMPUTATION OF NET CAPITAL UNDER TO SEC RULE 15c3-1

DECEMBER 31, 2015

Net capital per above	$ 27,532

PALICO LLC

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 (EXEMPTION)

DECEMBER 31, 2015

An exemption from Rule 15c3-3 is claimed, based upon section (k)(2)(i).

See report of independent registered public accounting firm.

PALICO LLC

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER SEC RULE 15c3-3 (EXEMPTION)

DECEMBER 31, 2015

An exemption from Rule 15c3-3 is claimed, based upon section (k)(2)(i).

See report of independent registered public accounting firm.

CURCIO
+COHEN

CERTIFIED PUBLIC ACCOUNTANTS PC 7 PENN PLAZA, SUITE 1500, NEW YORK NY 10001
TEL:212 557-9800 • FAX: 212 557-9819 • website: www.cwccpafirm.com

To the Board of Directors
Palico LLC
New York, NY

Report of Independent Registered Public Accounting Firm on Exemption Report

We have reviewed management's statements, included in the accompanying Palico LLC's Exemption Report, in which Palico LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Palico LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(i) (the "exemption provisions") and Palico LLC stated that Palico LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Palico LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Palico LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Curcio and Cohen CPAS PC

Curcio & Cohen, CPA's PC
New York, New York
February 26, 2016


PALICO

200 Park Ave
Suite 1700
New York, NY 10166

Palico LLC Exemption Report

Palico LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company may file an Exemption Report because the Company had no obligations under 17 C.F.R. § 240.15c3-3.

(2) The Company had no obligations under 17 C.F.R. § 240.15c3-3 throughout the most recent fiscal year without exception.

Palico LLC

I, Ken Boyar, swear that, to my best knowledge and belief, this Exemption Report is true and correct.

Ken Boyar
Title: Chief Compliance Officer, FINOP
February 26, 2016

PALICO LLC

(A LIMITED LIABILITY COMPANY)

FINANCIAL STATEMENTS

DECEMBER 31, 2015